FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number:  001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

This announcement contains inside information

10 August 2016 14:35

ASTRAZENECA ANNOUNCES INVESTMENT IN MODERNA

AstraZeneca today announced that it has increased its equity interest in Moderna Therapeutics (Moderna) with a $140 million investment as part of Moderna's preferred-stock financing.

AstraZeneca previously acquired an equity stake in Moderna following a collaboration agreement, announced in March 2013, to develop messenger RNA medicines for the potential treatment of selected areas of cardiovascular, metabolic and renal diseases as well as oncology. AstraZeneca and Moderna also entered into a further collaboration agreement in January 2016, to discover, co-develop and co-commercialise medicine candidates for the treatment of a range of cancers.

As a result of today's investment, AstraZeneca's ownership of Moderna will be approximately 9% on a fully diluted basis. The additional contribution will be recorded as an equity securities investment.

About Moderna Therapeutics
Moderna is a clinical stage pioneer of messenger RNA Therapeutics™, an entirely new in vivo drug technology that produces human proteins, antibodies and entirely novel protein constructs inside patient cells, which are in turn secreted or active intracellularly. This breakthrough platform addresses currently undruggable targets and offers a superior alternative to existing drug modalities for a wide range of diseases and conditions. Moderna is developing and plans to commercialize its innovative mRNA drugs through its own ventures and its strategic relationships with established pharmaceutical and biotech companies. Its current ventures are: Onkaido, focused on oncology, Valera, focused on infectious diseases, Elpidera, focused on rare diseases, and Caperna, focused on personalized cancer vaccines. Cambridge-based Moderna is privately held and currently has strategic agreements with AstraZeneca, Alexion Pharmaceuticals, Merck and Vertex Pharmaceuticals. To learn more, visit www.modernatx.com.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Respiratory & Autoimmunity, Cardiovascular & Metabolic Diseases, and Oncology. The Company is also active in inflammation, infection and neuroscience through numerous collaborations. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS
Media Enquiries
Neil Burrows	UK/Global	+44 203 749 5637
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
UK
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Nick Stone	Respiratory & Autoimmunity	+44 203 749 5716
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Infection & Neuroscience	+44 203 749 5711
US
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Mitchell Chan	Oncology	+1 240 477 3771
Toll free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 August 2016

 By:  /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary